UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-38648

BRP INC.

(Translation of registrant’s name into English)

726 Saint-Joseph Street

Valcourt, Quebec, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibits 99.1 and 99.2 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three- and Six-Months Ended July 31, 2026

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three- and Six-Months Ended July 31, 2026

99.3	Regulation 52-109F2 Certification of Chief Executive Officer

99.4	Regulation 52-109F2 Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRP Inc.

By:	/s/ Sébastien Martel
Name:	Sébastien Martel
Title:	Chief Financial Officer

Date: September 3, 2026